SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________________________________ IN THE MATTER OF ENERGY EAST CORPORATION File No. 70-9609 (Public Utility Holding Company Act of 1935) ______________________________________	CERTIFICATE PURSUANT TO RULE 24

     This Certificate of Notification (the "Certificate") is filed by Energy East Corporation ("Energy East"), a New York corporation and registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). The transactions proposed in the Form U-1 Application, as amended (the "Application") of Energy East in File No. 70-9609 were authorized by Order of the Securities and Exchange Commission (the "Commission") dated September 12, 2000 (the "Order"). Energy East hereby certifies the matters set forth below pursuant to Rule 24 of the rules under the Act for the period October 1, 2000 through December 31, 2000:

  The sales of any Common Stock or Preferred Securities by Energy East and the purchase price per share and the market price per share at the date of the agreement of sale:

  None
  The total number of shares of Common Stock issued or issuable under options granted during the quarter under Energy East's dividend reinvestment plan and employee benefit plans or otherwise, including any plans subsequently adopted:

  In the open market, 181,454 shares of Energy East common stock were purchased under the dividend reinvestment plan and 16,306 shares of Energy East common stock were purchased under employee benefit plans.
  If Common Stock has been transferred to a seller of securities of a company or assets being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror:

  None

  The name of the guarantor and of the beneficiary of any guarantied note, Energy East Guaranty, Intermediate Holding Company Guaranty or Nonutility Subsidiary Guaranty issued during the quarter, and the amount, terms and purpose of the guaranty:

			Terms
Guarantor	Beneficiary	Amount	Start Date	Expiration Date	Purpose
Energy East Corporation	Empire Natural Gas Corporation	1,000,000	11/01/00	10/31/01	Gas purchases for peaking plants
	Empire Natural Gas Corporation	1,000,000	11/01/00	10/31/01	Gas purchases for peaking plants
	FirstEnergy Corp.	500,000	10/06/00	10/31/01	Gas purchases for northeast retail businesses

  The amount and terms of any Debentures issued during the quarter:

Description	Amount	Interest	Maturity
Putable asset term securities	$300,000,000	7.75%	11/15/33
Notes Payable	$200,000,000	8.05%	11/15/10

  The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under rule 52:

  None
  The notional amount and principal terms of any Interest Rate Hedge or Anticipatory hedge entered into during the quarter and the identity of the parties to the instruments:

  None
  The name, parent company, and amount invested in any Intermediate Subsidiary or Financing Subsidiary during the quarter:

Name	Parent Company	Amount Invested
The Energy Network	Energy East Corporation	$11,000,000
Energy East Solutions, Inc.	The Energy Network	$3,579,547
Cayuga Energy, Inc.	The Energy Network	$1,277,064

Energy East Enterprises	Energy East Corporation	$1,500,000

  A list of U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of filing:

  None

  The amount and terms of any Short-Term Debt issued by Energy East during the quarter:

  None
  The amount and terms of any Short-Term Debt issued by any Utility Subsidiary during the quarter:

  NYSEG issued short-term debt in the form of commercial paper during the quarter ranging from $1.1 million to $48.2 million, at interest rates ranging from 6.63% to 7.85%, and with a maximum amount outstanding of $123 million.

  Central Maine Power Company issued short-term debt in the form of bank credit facilities during the quarter ranging from $1.5 million to $30 million, at interest rates ranging from 7.0% to 9.5%, and with a maximum amount outstanding of $46.5 million.

  Berkshire Gas Company issued short-term debt in the form of notes payable during the quarter ranging from $.3 million to $3.0 million, at interest rates ranging from 7.64% to 7.82125%, and with a maximum amount outstanding of $22.2 million.

  The Southern Connecticut Gas Company (Southern) issued short-term debt in the form of a bank credit facility during the quarter ranging from $.1 million to $16 million, at interest rates ranging from 6.79 to 7.0675%, and with a maximum amount outstanding of $21.7 million.

  Connecticut Natural Gas Corporation (CNG) issued short-term debt in the form of notes payable during the quarter ranging from $.3 million to $11 million, at interest rates ranging from 6.69% to 7.0%, and with a maximum amount outstanding of $42.8 million.
  The amount and terms of any Short-Term Debt issued by any Intermediate Holding Company during the quarter:

  Berkshire Energy Resources (Berkshire Energy) issued short-term debt in the form of commercial paper during the quarter ranging from $1 million to $9 million, at interest rates ranging from 7.438% to 7.9%, and with a maximum amount outstanding of $25.5 million.
  Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter of each company, including Energy East, that has engaged in jurisdictional financing transactions during the quarter:

  Consolidated balance sheet of Energy East Corporation as of December 31, 2000, included in Energy East's Form 10-K for the year ended December 31, 2000, File No. 1-14766 and incorporated by reference.

  Balance sheet of NYSEG as of December 31, 2000, included in NYSEG's Form 10-K for the year ended December 31, 2000, File No. 1-3103-2 and incorporated by reference.

  Consolidated balance sheet of CMP as of December 31, 2000, included in CMP's Form 10-K for the year ended December 31, 2000, File No. 1-5139 and incorporated by reference.

  Balance sheets of Berkshire Gas as of December 31, 2000, filed confidentially pursuant to Rule 104.

  Balance sheets of Southern as of December 31, 2000, filed confidentially pursuant to Rule 104.

  Consolidated balance sheets of CNG as of December 31, 2000, filed confidentially pursuant to Rule 104.

  Consolidated balance sheets of Berkshire Energy as of December 31, 2000, filed confidentially pursuant to Rule 104.
  A table showing, as of the end of the quarter, the dollar and percentage components of the capital structures of Energy East on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary:

  Capital structure tables of Energy East on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary filed confidentially pursuant to Rule 104.
  A retained earnings analysis of Energy East on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account, and the resulting capital account balances at the end of the quarter:

  Retained earnings analysis of Energy East on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary filed confidentially pursuant to Rule 104.

S I G N A T U R E

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

Energy East Corporation By: /s/Robert D. Kump Name: Robert D. Kump Title: Vice President and Treasurer

March 27, 2001